UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 22, 2015

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Stamford, CT, June 22, 2015

RBS TO REDEEM 13 EXCHANGE TRADED NOTES

The Royal Bank of Scotland plc (“RBS plc”) announced today that it has elected to redeem the following exchange traded notes (the “ETNs”) on or about July 7, 2015:

•	RBS Global Big Pharma Exchange Traded Notes (ticker: DRGS)

•	RBS US Large Cap Alternator Exchange Traded Notes™ (ticker: ALTL)

•	RBS China Trendpilot™ Exchange Traded Notes (ticker: TCHI)

•	RBS Gold Trendpilot™ Exchange Traded Notes (ticker: TBAR)

•	RBS NASDAQ-100® Trendpilot™ Exchange Traded Notes (ticker: TNDQ)

•	RBS Oil Trendpilot™ Exchange Traded Notes (ticker: TWTI)

•	RBS US Large Cap Trendpilot™ Exchange Traded Notes (ticker: TRND)

•	RBS US Mid Cap Trendpilot™ Exchange Traded Notes (ticker: TRNM)

•	RBS Rogers Enhanced Commodity Index Exchange Traded Notes (ticker: RGRC)

•	RBS Rogers Enhanced Agriculture Exchange Traded Notes (ticker: RGRA)

•	RBS Rogers Enhanced Energy Exchange Traded Notes (ticker: RGRE)

•	RBS Rogers Enhanced Precious Metals Exchange Traded Notes (ticker: RGRP)

•	RBS Rogers Enhanced Industrial Metals Exchange Traded Notes (ticker: RGRI)

As described in the related pricing supplement for each ETN, RBS plc, as Issuer of the ETNs, may redeem the ETNs in whole, but not in part, at its sole discretion prior to maturity.

RBS plc previously disclosed in the related pricing supplement for each ETN its expectation that it would redeem the ETNs. The expected redemption is a consequence of RBS plc’s exit of the structured retail investor products business.

RBS plc expects to provide notice of redemption to the trustee and to the holders of the ETNs via The Depository Trust Company on June 29, 2015. The daily redemption value of each ETN will be determined on its applicable valuation date. Payment of the daily redemption value of each ETN is expected to be made on the sixth business day following the date of the notice of redemption, which is expected to be July 7, 2015. Accordingly, the last day of trading for each ETN is expected to be July 6, 2015.

Daily creations of each of the ETNs are suspended, effective immediately. Repurchases at the option of investors will be accepted in the normal manner up to and including June 29, 2015.

Media Enquiries:

Mike Geller

Edelman

+1 212 729 2163

Mike.geller@edelman.com

RBS Corporate & Institutional Banking (CIB)

RBS Corporate & Institutional Banking (CIB) is the wholesale banking arm of The Royal Bank of Scotland Group. Through its physical presence in all major business markets and financial hubs, CIB delivers market-leading services in debt financing, risk management and transaction services.

Copyright © 2015 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA (http://www.finra.org) and SIPC (http://www.sipc.org), is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc. RBS is the marketing name for the securities business of RBS Securities Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

By:	/s/ William Malpica
	Name:	William Malpica
	Title:	Authorized Signatory

June 22, 2015